

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 3, 2006

via U.S. mail and facsimile

Mr. Robert J. Washlow
Chief Executive Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, IL 60018

> **RE:** **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-10546**

Dear Mr. Washlow:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding this comment, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 in her absence, Anne McConnell, Staff Accountant, at (202) 551-3709.

Sincerely,

John Cash
Accounting Branch Chief